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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of an interview with Robert E. Knowling, Jr., a member of HP's board of directors, regarding the Merger. This transcript is available to the public at www.VotetheHPway.com. A transcript containing excerpts of this interview was filed on December 13, 2001 by HP with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


ROBERT KNOWLING INTERVIEW

WHY IS THIS MERGER IMPORTANT FOR HP?

R: This merger is important for a couple of reasons. There's no question in my mind that the industry has changed. The economic outlook for high tech firms has changed and when you think about even what's happened in our country September the 11th, there's a lot of uncertainty about where this sort of industry is going. The company has been under pressure on the high end of the market by IBM, clearly under pressure at the low end in terms of the PC business by Dell.

And I believe that this transaction is the catalytic event that helps us transform our business into a world leader and a player in all of those markets that we're talking about.

SO WHY COMPAQ?

R: Well, you know, I think on the surface when you meet people, that's the question that I'm sure every employee, certainly as a member of the board, that I get at every forum that I go in. I believe there is some misconception out there in terms of what Compaq is. It's not just a PC business. When you look at their server business, it is one of the largest components of their portfolio.

And so you have to get beyond just the image that that's the group that sells those colorful looking PC units. It's a much more comprehensive business and it will arm us with more bulk, more capability, if you will, more steroids, in terms of how we're going to compete in various markets. So it's the wide range of capabilities that the combination will, in fact, yield a great HP at the end of the day.

SO WHAT DOES THIS MEAN FOR THE FUTURE?

R: Well, what this transaction means for the future is that we're going to have a healthier company. That is more capable of competing in the broader market than we have today. The error, I believe, that the management team and the board will have made would be to do nothing. Our current position and to be status quo, in fact, is the wrong strategy.

So 18 months from now, through all the hard work of HP employees, through the great effort of integration teams, we're going to come out of this a much healthier company. A company that has a great future. Innovation will be still the key and order of the day. The HP way will be, I believe, enhanced and embraced and we're going to be a world leader in a number of markets in a company that we're all going to be proud of.

WHY IS DOING NOTHING NOT AN OPTION?

R: I believe that doing nothing is a fatal mistake. If you think about where we are and all of our various businesses are, you know, our printing and imaging business, our PC business, the server business, to not be the number one or number two player in market, I believe is problematic. So you don't want to be left being number two or number three or four in markets over the long term.

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I believe that we have done the prudent thing in order to enhance shareholder value and that is to plot a better future for HP.

SINCE THIS IS PRIMARILY FOR EMPLOYEES, IS THERE ANYTHING YOU WANT TO SAY TO THE EMPLOYEES OF HP ABOUT WHAT THEY NEED TO DO TO MAKE THIS SUCCESSFUL?

R: Well, I've not really had an audience with HP employees and being one of the fairly new board members, probably won't create a forum where I will. But if I could deliver a message to HP employees, I would say that the future in front of you is extremely bright. But for great rewards, you don't get there without some exertion, if you will, of a tremendous amount of effort and calories spent, in terms of this integration process.

So I what I would tell employees is believe in your leadership. Do the very best that you can every day on the job and when you continue to serve the customer and keep your eyes focused on in fact doing that, we'll come out of this a better company. So I'd say keep the faith, stay the course, and believe that we have made the right kind of choices to ensure a bigger and a better HP.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's amended registration statement on Form S-4 filed on January 31, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 31, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in Compaq's annual report on Form 10-K for the year ended December 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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